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                                                                    EXHIBIT 21.1


              TARGET THERAPEUTICS EXTENDS STOCK REPURCHASE PROGRAM

FREMONT, CALIF. (AUGUST 8, 1996) -- Target Therapeutics, Inc. (NASDAQ: TGET) announced today that it plans to extend its stock repurchase program by up to 500,000 additional shares of its Common Stock that may be purchased in the open market from time to time. This buyback would represent about 3% of the approximately 15 million shares outstanding. The Company had previously announced the completion of the repurchase of 350,000 shares that were authorized for repurchase upon initiation of the repurchase program in May 1996.

"The Company's decision was made in view of the prices at which the Company's Common Stock has recently traded and underscores the confidence of the Board of Directors in the future of the Company," stated Gary Bang, president and chief executive officer of Target Therapeutics, Inc. Mr. Bang also stated, " We feel that the share repurchase will be beneficial to stockholders due to the stock's recent trading price." He continued "The Company has no specific plans for the shares that may be repurchased."

Except for the historical information contained herein, the matters discussed in this press release are forward looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may be affected by, among other things, risks and other factors set forth from time to time in the Company's Securities and Exchange Commission filings including those factors set forth under the heading "Factors That May Affect Future Results of Operations" in the Company's Form 10-K for the year ended March 31, 1996.

Founded in 1985, Target Therapeutics, Inc. develops, manufactures and markets specialized disposable micro-catheters, guidewires, micro-coils, silicone balloons, embolics, and angioplasty products. These therapeutic devices are used in minimally-invasive procedures to reach disease sites throughout the body via the circulatory system. The Company's products allow highly targeted treatment of diseased, ruptured or blocked vessels of the brain responsible for stroke, as well as other disease sites in the body that are accessible through small vessels of the circulatory system.

CONTACT:

INVESTORS AND ANALYSTS                           MEDIA

Robert E. McNamara                               Jonathan Greer

Target Therapeutics                              Edelman Public Relations

510-440-7700                                     415-433-5381



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